UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PACHOLDER HIGH YIELD FUND, INC.

(Name of Subject Company (Issuer))

Auction Rate Cumulative Preferred Stock, Series W, Par Value $0.01

(Title of Class of Securities)

CUSIP No. 693742207

(CUSIP Number of Class of Securities)

Frank J. Nasta

270 Park Avenue

New York, NY 10017

877-217-9502

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Richard Goldberg

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-8740

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
41,065,000(a)	4,135.25(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,720 shares in the offer, based upon a price of 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share)

(b)	Calculated as $100.70 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 4,135.25	Filing Party: Pacholder High Yield Fund, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 11, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Pacholder High Yield Fund, Inc., a Maryland corporation (the “Fund”), on March 11, 2016 as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on April 5, 2016, (the “Original Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Original Schedule TO was filed in connection with the Fund’s offer to purchase (the “Offer”) for cash of up to 100% of its outstanding shares of preferred stock, $0.01 par value and a liquidation preference of $25,000 per share, designated Auction Rate Cumulative Preferred Stock, Series W (the “Preferred Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase, dated March 11, 2016 as amended by Amendment No. 1 (as the same may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as the same may be amended or supplemented, the “Letter of Transmittal”), the original copies of which were attached to the Original Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Preferred Shares is an amount per share equal to 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share) in cash, plus any unpaid dividends accrued through April 13, 2016, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer). Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Original Schedule TO, as applicable.

This Amendment No. 2 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act. Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Offer to Purchase and the Letter of Transmittal. You should read this Amendment No. 2 together with the Original Schedule TO, as amended hereby, the Offer to Purchase, as amended hereby, and the Letter of Transmittal.

Item 4.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

“The Offer expired at 5:00 p.m. New York City time, on Wednesday, April 13, 2016 (the “Expiration Time”). As of the Expiration Time, the Fund has accepted for payment an aggregate of 1,690 Preferred Shares resulting in an aggregate cost of $40,348,750, not including fees and expenses. The aggregate number of Preferred Shares to be purchased in the Tender Offer represent approximately 98% of the Fund’s outstanding Preferred Shares as of the Expiration Time. The Preferred Shares of the Fund that were not tendered remain outstanding. Payment for the Preferred Shares is expected to be made promptly by Computershare Trust Company, N.A, the depositary for the Tender Offer.”

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On April 14, 2016 the Fund issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on April 13, 2016. A copy of the press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended to add exhibit (a)(5)(iv) and is restated as follows:

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated March 11, 2016

(a)(1)(ii)*	Form of Letter of Transmittal

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders

(a)(1)(vi)*	Form of Notice of Withdrawal

(a)(5)(i)	Press release announcing the intention to conduct the Tender Offer, issued on February 12, 2016 (filed as Exhibit 99.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein)

(a)(5)(ii)*	Press release announcing the commencement of the Tender Offer, issued on March 11, 2016

(a)(5)(iii)	Press releasing announcing the Fund’s entry into the Credit Facility, issued on April 5, 2016 (filed as Exhibit 99.1 to the Fund’s Current Report on Form 8-K filed on April 5, 2016, and incorporated by reference herein)

(a)(5)(iv)	Press Release announcing results of the Tender Offer issued on April 14, 2016.

(b)(1)	Credit Agreement, dated April 5, 2016, by and between Pacholder High Yield Fund, Inc. and Pershing LLC (filed as Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on April 5, 2016, and incorporated by reference herein)

(d)(1)	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P. and RiverNorth Institutional Partners, L.P. (filed as exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

(d)(2)	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc. and Morgan Stanley & Co. LLC (filed as exhibit 10.2 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

*	Previously filed with Schedule TO filed on March 11, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACHOLDER HIGH YIELD FUND, INC.

Date: April 14, 2016	By:	/s/ Lauren Paino
	Name:	Lauren Paino
	Title:	Assistant Treasurer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated March 11, 2016

(a)(1)(ii)*	Form of Letter of Transmittal

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders

(a)(1)(vi)*	Form of Notice of Withdrawal

(a)(5)(i)	Press release announcing the intention to conduct the Tender Offer, issued on February 12, 2016 (filed as Exhibit 99.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein)

(a)(5)(ii)*	Press release announcing the commencement of the Tender Offer, issued on March 11, 2016

(a)(5)(iii)	Press releasing announcing the Fund’s entry into the Credit Facility, issued on April 5, 2016 (filed as Exhibit 99.1 to the Fund’s Current Report on Form 8-K filed on April 5, 2016, and incorporated by reference herein)

(a)(5)(iv)	Press Release announcing results of the Tender Offer issued on April 14, 2016.

(b)(1)	Credit Agreement, dated April 5, 2016, by and between Pacholder High Yield Fund, Inc. and Pershing LLC (filed as Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on April 5, 2016, and incorporated by reference herein)

(d)(1)	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P. and RiverNorth Institutional Partners, L.P. (filed as exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

(d)(2)	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc. and Morgan Stanley & Co. LLC (filed as exhibit 10.2 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

*	Previously filed with Schedule TO filed on March 11, 2016.